[GRAPHIC OMITTED]

                      COMPANHIA BRASILEIRA DE DISTRIBUICAO

                      Announces Second Quarter 2004 Results

Sao Paulo, Brazil, July 28, 2004 - Companhia Brasileira de Distribuicao (CBD) - (BOVESPA: PCAR4; NYSE: CBD), announced today its second quarter 2004 results. The Company's operating and financial information, unless otherwise indicated, is presented on a consolidated basis and is denominated in Reais, in accordance with the Brazilian Corporate Law. Comparisons refer to the year of 2003.

Highlights

V Gross sales totaled R$ 3,747.2 million in 2Q04, representing a 18.8% growth compared to the same period of 2003;

V Gross margin reached 29.6% in the quarter, affected by COFINS, better negotiations with suppliers and more favorable product mix;

V EBITDA was R$ 254.5 million in the second quarter, a 15.0% growth, with an 8.3% margin;

V Net income in the quarter reached R$ 58.2 million, and R$ 86.1 million in the first half of 2004.

CEO Message

"Despite the still difficult period in terms of sales during the 2nd quarter, with the first signs of recovery appearing only in June, CBD presented good profitability levels, with gross margin of 29.6% and EBITDA margin of 8.3%. This was only made possible given all the adjustments completed in the last few years, focused on the repositioning of our business units and on productivity and operational efficiency gains.

We expect a more favorable second half in terms of consumption, which will certainly allow for a greater operating leverage. Additionally, we are very confident that the process underway, of improvements in the Category Management and Purchasing areas, will strengthen us even more, increasing our competitiveness in the sector.

CBD is even more focused on the same stores sales growth, assets turnover and expenses control. In our opinion, these value drivers offer us an enormous opportunity to increase our profitability.

We would also like to highlight the partnership with Itau Holding, announced recently (on July 27), to exploit financial products and services at CBD's stores. We believe that the combination of our 555 strategically-located stores and our knowledge of the consumer with Itau Holding's technology and expertise in the financial sector represents a unique opportunity for the development of financial products and services in Brazil."

                                                                    Augusto Cruz
--------------------------------------------------------------------------------
                               [GRAPHIC OMITTED]

Companhia Brasileira de Distribuicao (CBD) is the largest company in the retail sector and operates 555 stores in 12 Brazilian states. CBD operates under three formats: supermarkets (Pao de Acucar, CompreBem Barateiro and Sendas), hypermarkets (Extra) and consumer electronic/home appliance stores (Extra-Eletro).

                               [GRAPHIC OMITTED]

Comments on Sales Performance

CBD - Companhia Brasileira de Distribuicao gross sales totaled R$ 3,747.2 million in the 2nd quarter of 2004, representing an 18.8% growth in comparison to the same period of the previous year. Sales of Sendas Distribuidora, partnership between CBD and Sendas chain in the State of Rio de Janeiro, reached R$ 814.1 million, approximately 21.7% of total sales.

Net sales increased by 15.0%, reaching R$ 3,061.4 million. The difference between gross sales and net sales growth rates is due to the recent increase in COFINS (tax for social security financing).

In the second quarter, same store sales registered a positive performance of 2.6%, even against a strong comparison basis (10.7% growth in 2Q03). It is worth mentioning that, at the end of the quarter, specifically in June, CBD's same store sales grew by 5.2%, the highest since August 2003, indicating, in our view, that the second half might be more positive in terms of consumption. The highlight of the quarter was Extra hypermarkets, which outperformed the Company's average growth.

Food products performance remained flat compared to the same period of the previous year. However, we have already detected an upward trend, notably in June, when same store sales of food products increased by 2.3%. Non-food products had a 13.7% growth in the quarter, highlighting the double-digit growth in general merchandise, textiles and eletroelectronics. As a percentage of Company's total sales, non-food products increased 100 basis points, from 18.1% in 2Q03 to 19.1% in 2Q04.

Despite the 2.7% drop registered in the 2nd quarter, same store sales performance in real terms, when deflated by IPCA inflation index improved in comparison to the negative 6.7% registered in the first quarter of the current year. When deflated by FIPE-Alimentacao index (food inflation index measured by FIPE), the Company had real growth in every month of the second quarter, accumulating a positive performance of 0.8% in the period.

Operating Performance

The following performance report refers to CBD consolidated results, fully reflecting Sendas Distribuidora operating results (partnership between CBD and Sendas chain in the State of Rio de Janeiro).

Gross Income

Consolidated gross income in the quarter totaled R$ 906.8 million, an 18.9% growth. Gross margin reached 29.6%, 100 basis points higher year on year. This margin growth is the result of the following factors: (i) positive impact of the new COFINS calculation system, with its non-cumulative nature leading to gains for the Company; (ii) better negotiations with suppliers and (iii) greater participation of higher margin items in the product mix, such as private-brand and second line products.

                               [GRAPHIC OMITTED]

Sendas Distribuidora gross margin reached 29.8% in the period, already reflecting operational efficiency gains and commercial conditions similar to those of CBD.

Accumulated gross margin in the first half of 2004 was 29.2%, higher than the 28.4% margin registered in the same period of 2003.

Operating Expenses

As a percentage of net sales, operating expenses totaled 21.3%, against 20.3% in the same period of 2003. In the first half of 2004, operating expenses reached 21.2% versus 20.3% in the previous year.

If we analyze operating expenses over gross sales, in order to eliminate the effect of the COFINS increase on comparison basis, the Company registered operating expenses equivalent to 17.4% of gross sales, against 17.2% in the same period of 2003. It is worth mentioning the dilution of general and administrative expenses, which increased by 13.1% in comparison to the second quarter of 2003, inferior to the gross sales growth of 18.8% in the period.

Sendas Distribuidora registered operating expenses over gross sales of 21.7%, still significantly above CBD's average. The Company understands that it has a great opportunity ahead to increase the productivity of those stores, with a positive impact in their operating expenses structure in the upcoming quarters.

EBITDA

EBITDA in the quarter reached R$ 254.5 million, with an 8.3% margin, in comparison to the R$ 221.4 million and 8.3% margin in the same period of 2003. EBITDA increased by 15.0% compared to the previous year.

It should be noted that Sendas Distribuidora obtained an EBITDA margin of 4.3%, considerably below CBD's average, but showing a significant improvement compared to the 2.3% margin registered in the first quarter of the current year.

Financial Result

Financial expenses in the quarter totaled R$ 158.0 million, lower than the R$
201.2 million registered in the second quarter of 2003. Although lower funding costs contributed to the decrease in financial expenses, it is important to note that Sendas Distribuidora financial expenses, in the amount of R$ 37.7 million, had a negative impact on these expenses in the period.

Financial income totaled R$ 91.3 million, lower than the R$ 143.3 million of 2Q03. However, it showed an improvement in relation to the first quarter of 2004 (R$ 74.9 million), as a result of the recovery in durable goods sales.

Net financial expenses reached R$ 66.7 million, an improvement compared to the previous quarter (R$ 83.9 million), but still higher than the R$ 57.9 million registered in the same

                               [GRAPHIC OMITTED]

quarter of 2003.

Net financial expenses in the first half of 2004 were R$ 150.7 million, above the R$ 123.2 million in the same period of 2003.

Pre-Tax Income

Pre-Tax Income (EBT) in the second quarter totaled R$ 59.5 million, a 22.4% growth in comparison to the R$ 48.6 million registered in 2003.

In the first half of 2004, accumulated EBT was R$ 74.0 million, 10.9% lower than the amount registered in the first half of the previous year.

Minority Interest

Sendas Distribuidora presented a net loss of R$ 19.3 million in 2Q04.
The Company holds a 50% stake in Sendas Distribuidora, and is therefore entitled to an equity income as minority interest of R$ 9.7 million.

Net Income of R$ 58.2 million

In the second quarter, net income was R$ 58.2 million, 2.6% higher than 2Q03. In the first half of 2004, CBD's net income totaled R$ 86.1 million (R$ 97.3 million in the first half of 2003), still being strongly impacted by Sendas Distribuidora results, mainly regarding the financial expenses.

Working Capital

Inventory turnover rate was 40.5 days in the quarter, remaining flat compared to the same period of the previous year.

The main improvement was achieved in the average term with suppliers of 50.2 days, significantly higher than the 41.4 days registered in 2Q03.

As a result, the Company's operating working capital, the difference between inventory turnover and average term with suppliers, was 10 days, a very significant improvement compared to 1 day registered in 2003.

Average term of receivables declined from 29 days in 2Q03 to 15.2 days in 2004, as a result of Receivables Securitization.

                               [GRAPHIC OMITTED]

Investments

Investments in the period totaled R$ 132.1 million, in comparison to R$ 96.7 million in the second quarter of 2003. In the first half of 2004, investments accumulated R$ 259,1 million against R$ 192.6 million in the first half of 2003. The highlights of the quarter were:

- Conversion of 8 stores in Rio de Janeiro (6 Bon Marche and 2 Sendas) into Extra format concluded;
-    Opening of an Extra Hypermarket in Belo Horizonte;
-    Construction of a Pao de Acucar store in Sao Paulo, opened in July, 21st ;
- Conversion of 8 Pao de Acucar stores in Sao Paulo Coast region into CompreBem format
-    Opening of 2 and construction of 6 gas stations;
-    Stores remodeling;
-    Acquisition of lands and investments in IT and logistics.

                               [GRAPHIC OMITTED]

Consolidated Income Statement - Corporate Law Method (thousand R$)


                                                           2nd Quarter                                 1st Half
                                             -------------------------------------   ------------------------------------------
                                               2004            2003           %           2004           2003              %
                                             -------------------------------------   ------------------------------------------
===============================================================================================================================
Gross Sales Revenue                          3,747,235       3,153,278      18.8%      7,161,542       6,258,102         14.4%
Net Sales Revenue                            3,061,425       2,662,281      15.0%      5,870,838       5,293,127         10.9%
Cost of Goods Sold                          (2,154,606)     (1,899,576)     13.4%     (4,156,426)     (3,788,144)         9.7%
Gross Profit                                   906,819         762,705      18.9%      1,714,412       1,504,983         13.9%
Operating (Expenses) Income
    Selling                                   (529,717)       (432,895)     22.4%     (1,007,866)       (859,001)        17.3%
    General and Administrative                (122,571)       (108,388)     13.1%       (235,518)       (214,978)         9.6%
Total Operating Expenses                      (652,288)       (541,283)     20.5%     (1,243,384)     (1,073,979)        15.8%
Earnings before interest, taxes,
depreciation, amortization-EBITDA              254,531         221,422      15.0%        471,028         431,004          9.3%
Depreciation                                   (79,895)        (80,781)     -1.1%       (159,444)       (159,009)         0.3%
Amortization of the Deferred Assets            (31,348)        (23,966)     30.8%        (55,314)        (45,350)        22.0%
Earnings before interest and taxes-EBIT        143,288         116,675      22.8%        256,270         226,645         13.1%
Taxes and Charges                              (15,497)        (10,918)     41.9%        (29,508)        (21,470)        37.4%
Financial Income                                91,251         143,300     -36.3%        166,165         293,044        -43.3%
Financial Expenses                            (157,978)       (201,162)    -21.5%       (316,832)       (411,753)       -23.1%
Currency Variation                                                                                        (4,478)
  Net Financial Income (Expense)               (66,727)        (57,862)     15.3%       (150,667)       (123,187)        22.3%
Equity Income/Loss with Investment in
Controlled Entity                                 (817)         (1,619)                   (1,557)         (2,588)
Operating Results                               60,247          46,276      30.2%         74,538          79,400         -6.1%
Non-Operating Results                             (703)          2,370                      (571)          3,643
Income Before Income Tax                        59,544          48,646      22.4%         73,967          83,043        -10.9%
  Income Tax                                   (10,997)          8,081                    (6,149)         14,308
Income Before Minority Interest                 48,547          56,727     -14.4%         67,818          97,351        -30.3%
  Minority Interest                              9,672                                    18,306
New Income                                      58,219          56,727       2.6%         86,124          97,351        -11.5%
Net Income per 1,000 shares                       0.51            0.50       2.3%           0.76            0.86        -11.8%
No of shares (in thousand)                 113,522,239     113,186,139               113,522,239     113,186,139
---------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------
% of Net Sales                              2ndQ/04    2ndQ/03         1st Half/04  1st Half/03
===============================================================================================
Gross Profit                                 29.6%       28.6%              29.2%      28.4%
Total Operating Expenses                    -21.3%      -20.3%             -21.2%     -20.3%
    Selling                                 -17.3%      -16.3%             -17.2%     -16.2%
    General and Administrative               -4.0%       -4.0%              -4.0%      -4.1%
EBITDA                                        8.3%        8.3%               8.0%       8.1%
Depreciation                                 -2.6%       -3.0%              -2.7%      -3.0%
Amortization of the Deferred Assets          -1.0%       -0.9%              -0.9%      -0.9%
EBIT                                          4.7%        4.4%               4.4%       4.3%
Taxes and Charges                            -0.5%       -0.4%              -0.5%      -0.4%
Net Financial Income (Expense)               -2.2%       -2.2%              -2.6%      -2.3%
Income Before Income Tax                      1.9%        1.8%               1.3%       1.6%
    Income Tax                               -0.4%        0.3%              -0.1%       0.3%
Net Income (Loss)                             1.9%        2.1%               1.5%       1.8%
-----------------------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

Consolidated Balance Sheet - Corporate Law Method (thousand R$)

----------------------------------------------------------------------------------------------------------
                ATIVO                                   2ndQ/04              1stQ/04             2ndQ/03
==========================================================================================================
Current Assets                                         2,798,574            3,252,820           3,087,662
   Cash and Banks                                         93,405               97,200              66,358
   Short-Term Investments                                481,100              757,272             915,775
   Credit                                                516,910              517,436             814,661
      Installment Sales                                   37,288               26,974             163,456
      Post-Dated Checks                                   22,296               19,700              65,523
      Credit Cards                                       420,303              428,724             524,621
      Tickets, vouchers and others                        41,933               44,603              87,160
      Allowance for Doubtful Accounts                     (4,910)              (2,565)            (26,099)
   Inventories                                           910,017            1,030,378             762,388
   Advances to suppliers and employees                    38,567               41,008              34,939
   Taxes recoverable                                     501,585              523,179             271,489
   Others                                                256,990              286,347             222,052
Long-Term Receivables                                    908,276              863,570             691,075
   Deferred Income Tax                                   313,162              303,328             282,411
   Accounts Receivable                                   290,382              287,806             272,403
   Receivables Investment Fund                           135,690              109,742                   -
   Others                                                169,042              162,694             136,261
Permanent Assets                                       5,726,393            5,709,849           4,773,889
   Investments                                           233,312              811,230             263,233
   Property, Plant and Equipment                       4,317,036            4,264,667           3,786,018
   Deferred Charges                                    1,176,045              633,952             724,638
      Goodwill                                         1,132,795              581,090             643,116
       Pre-operating expenses                             43,250               52,862              81,522
==========================================================================================================
          TOTAL ASSETS                                 9,433,243            9,826,239           8,552,626
----------------------------------------------------------------------------------------------------------

----------------------------------------------------------------------------------------------------------
         LIABILITIES                                    2ndQ/04              1stQ/04             2ndQ/03
==========================================================================================================
Current Liabilities                                    2,574,886            3,270,293           2,796,348
   Suppliers                                           1,086,345            1,315,520             745,020
   Financing*                                          1,155,465            1,552,505           1,740,722
   Payable on Purchase of Assets                          11,337                1,970               1,269
   Debentures                                             66,371               57,761              91,733
   Taxes and Social Contributions                         44,554               49,994              54,797
   Salaries and Payroll Charges                          142,684              126,756             106,576
   Dividends                                                   -               54,792                   -
   Others                                                 68,130              110,995              56,231
Long-Term Liabilities                                  2,770,319            2,516,456           2,066,887
   Financing*                                          1,039,920              773,785             479,649
   Payable on Purchase of Assets                           3,029                2,994               2,861
   Debentures                                            563,334              561,773             478,690
   Taxes in Installments                                 316,196              329,919              94,011
   Provision for Income Tax                               10,289               10,117              42,661
   Provision for Contingencies                           837,551              834,330             960,746
   Others                                                                       3,538               8,269
  Minority Interests                                     231,695              241,366                   -
Shareholder's Equity                                   3,856,343            3,798,124           3,689,391
   Capital                                             3,337,299            3,158,975           2,979,428
   Capital Reserves                                      172,122              172,122             344,242
   Profits Reserves                                      346,922              467,027             365,721
==========================================================================================================
        TOTAL LIABILITIES                              9,433,243            9,826,239           8,552,626
----------------------------------------------------------------------------------------------------------

*CBD is not exposed to exchange variation effects since it contracts swap transactions to CDI (Brazilian Overnight rate) in foreign currency loans.

                               [GRAPHIC OMITTED]

Gross Sales breakdown per format (R$ thousand)
================================================================================


------------------------------------------------------------------------------------------------
1st Quarter                              2004       %             2003        %          Var.(%)
================================================================================================
Pao de Acucar                           971,822    28.5%       1,027,857     33.1%        -5.5%
Extra                                 1,609,594    47.1%       1,447,255     46.6%        11.2%
CompreBem Barateiro                     565,062    16.6%         547,990     17.7%         3.1%
Extra Eletro                             68,357     2.0%          81,722      2.6%       -16.4%
Sendas*                                 199,472     5.8%              --       --           --
================================================================================================
CBD                                   3,414,307   100.0%       3,104,824    100.0%        10.0%
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
2nd Quarter                              2004       %             2003        %          Var.(%)
================================================================================================
Pao de Acucar                         1,004,488    26.8%       1,032,675     32.7%        -2.7%
Extra                                 1,776,755    47.4%       1,509,070     47.9%        17.7%
CompreBem Barateiro                     576,555    15.4%         543,935     17.3%         6.0%
Extra Eletro                             69,032     1.8%          67,598      2.1%         2.1%
Sendas*                                 320,405     8.6%              --        --           --
================================================================================================
CBD                                   3,747,235   100.0%       3,153,278    100.0%        18.8%
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
1st Half                                 2004       %             2003        %          Var.(%)
================================================================================================
Pao de Acucar                         1,976,310    27.6%       2,060,532     32.9%        -4.1%
Extra                                 3,386,349    47.3%       2,956,325     47.2%        14.5%
CompreBem Barateiro                   1,141,617    15.9%       1,091,925     17.4%         4.6%
Extra Eletro                            137,389     1.9%         149,320      2.5%        -8.0%
Sendas*                                 519,877     7.3%              --        --           --
================================================================================================
CBD                                   7,161,542   100.0%       6,258,102    100.0%        14.4%
------------------------------------------------------------------------------------------------


Net Sales breakdown per format (R$ thousand)
================================================================================

------------------------------------------------------------------------------------------------
1st Quarter                              2004       %             2003        %          Var.(%)
================================================================================================
Pao de Acucar                           798,097    28.4%         858,085     32.6%        -7.0%
Extra                                 1,316,227    46.9%       1,220,889     46.4%         7.8%
CompreBem Barateiro                     470,875    16.8%         487,251     18.5%        -3.4%
Extra Eletro                             52,497     1.8%          64,621      2.5%       -18.8%
Sendas*                                 171,717     6.1%                        --           --
================================================================================================
CBD                                   2,809,413   100.0%       2,630,846    100.0%         6.8%
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
2nd Quarter                              2004       %             2003        %          Var.(%)
================================================================================================
Pao de Acucar                           817,534    26.7%         856,644     32.2%        -4.6%
Extra                                 1,440,292    47.1%       1,270,300     47.7%        13.4%
CompreBem Barateiro                     475,118    15.5%         481,701     18.1%        -1.4%
Extra Eletro                             52,044     1.7%          53,636      2.0%        -3.0%
Sendas*                                 276,437     9.0%                       --            --
================================================================================================
CBD                                   3,061,425   100.0%       2,662,281    100.0%        15.0%
------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------
1st Half                                 2004       %             2003        %          Var.(%)
================================================================================================
Pao de Acucar                         1,615,631    27.5%       1,714,729     32.4%        -5.8%
Extra                                 2,756,519    47.0%       2,491,189     47.1%        10.7%
CompreBem Barateiro                     945,993    16.1%         968,952     18.3%        -2.4%
Extra Eletro                            104,541     1.8%         118,257      2.2%       -11.6%
Sendas*                                 448,154     7.6%              --        --           --
================================================================================================
CBD                                   5,870,838   100.0%       5,293,127    100.0%        10.9%
------------------------------------------------------------------------------------------------

* Sendas Banner wich is part of Sendas Distribuidora S/A

                               [GRAPHIC OMITTED]

Data per format on June 30, 2004
================================================================================

                                ------------------------------------------------
                                     #           #          #          Sales
                                 Checkouts   Employees    Stores     Area (m(2))
                                ================================================
Pao de Acucar                        2,627      15,386       208       272,977
Extra                                3,443      22,061        71       531,314
CompreBem Barateiro                  1,821       8,949       160       197,596
Extra Eletro                           181         619        55        36,408
Sendas                                 891       6,656        60       111,703
--------------------------------------------------------------------------------
       Total Stores                  8,963      53,671       554     1,149,998
================================================================================
Administracao                          -         2,989       -             -
Prevencao de Perdas                    -         3,543       -             -
Centros de Distribuicao                -         3,485       -
================================================================================
         Total CBD                   8,963      63,688       554     1,149,998
--------------------------------------------------------------------------------



Stores by format
================================================================================

              -------------------------------------------------------------------------------------------
                Pao de               Extra-     CompreBem                        Sales         Number of
                Acucar     Extra     Eletro     Barateiro    Sendas     CBD*     Area (m(2))   Employees
              ===========================================================================================
12/31/2003         208       62         55         172          -        497       982,701       55,557
=========================================================================================================
Open               -        -          -            (4)          68       64
Closed             -        -          -           -            -        -
Converted          -          8        -           -             (8)     -
---------------------------------------------------------------------------------------------------------
3/31/2004          208       70         55         168           60      561     1,150,783       64,617
=========================================================================================================
Open                          1          1                                2
Closed                                  (1)         (8)                  (9)
Converted                                                                 -
---------------------------------------------------------------------------------------------------------
6/30/2004          208       71         55         160           60      554     1,149,998       63,688
=========================================================================================================

* CBD opened a new Pao de Acucar store in the city of Sao Paulo in the beginning of 3Q04. Therefore, the most updated number of stores is 555 units.



Sales Breakdown (% of Net Sales)
================================================================================

                     ------------------------------------------------------------------------------
                                         2003                                2004
                     2(degree)Tri  3(degree)Tri  4(degree)Tri     Ano    1(degree)Tri  2(degree)Tri
                     ==============================================================================
Cash                    53.3%         52.6%          52.0%       53.2%      53.2%          52.1%
Credit Card             34.1%         34.1%          34.9%       33.8%      35.9%          36.4%
Food Voucher             6.6%          7.1%           7.3%        6.9%       6.3%           6.9%
Credit                   6.0%          6.2%           5.8%        6.1%       4.6%           4.6%
Post-dated Checks        4.3%          4.1%           3.6%        4.1%       3.4%           3.4%
Installment Sales        1.7%          2.1%           2.2%        2.0%       1.2%           1.2%
---------------------------------------------------------------------------------------------------

                               [GRAPHIC OMITTED]

Gross Sales per m2/month
------------------------

                          ----------------------------------  ----------------------------------------
                           2ndQ/04     2ndQ/03      Var.(%)    1stHalf/04     1st-Half/03      Var.(%)
                          ==================================  ========================================
Pao de Acucar                1,227       1,183         3.7%         1,207           1,177         2.5%
Extra                        1,120       1,102         1.6%         1,093           1,079         1.3%
CompreBem Barateiro            956         941         1.6%           928             945        -1.8%
Extra Eletro                   638         672        -5.1%           636             731       -13.0%
============================================================  ========================================
        CBD                  1,100       1,079         1.9%         1,075           1,070         0.5%
------------------------------------------------------------  ----------------------------------------


Gross sales per employee/month
------------------------------

                          ----------------------------------  ----------------------------------------
                           2ndQ/04     2ndQ/03      Var.(%)    1stHalf/04     1st-Half/03      Var.(%)
                          ==================================  ========================================
Pao de Acucar                21,868      19,203       13.9%        21,439          19,421        10.4%
Extra                        26,813      25,735        4.2%        26,065          25,355         2.8%
CompreBem Barateiro          21,410      19,642        9.0%        21,114          19,160        10.2%
Extra Eletro                 36,619      33,193       10.3%        35,113          35,677        -1.6%
============================================================  ========================================
        CBD                  24,298      22,183        9.5%        23,712          22,043         7.6%
------------------------------------------------------------  ----------------------------------------


Average ticket - Gross sale
---------------------------

                          ----------------------------------  ----------------------------------------
                           2ndQ/04     2ndQ/03      Var.(%)    1stHalf/04     1st-Half/03      Var.(%)
                          ==================================  ========================================
Pao de Acucar                  23.0        22.8        0.9%          22.9            22.7         0.9%
Extra                          46.7        46.3        0.9%          46.3            46.2         0.2%
CompreBem Barateiro            17.5        17.1        2.3%          17.3            17.3         0.0%
Extra Eletro                  329.2       360.5       -8.7%         347.3           358.5        -3.1%
============================================================  ========================================
        CBD                    29.8        28.7        3.8%          29.4            28.6         2.8%
------------------------------------------------------------  ----------------------------------------


Gross sales per checkout month
------------------------------

                          ----------------------------------  ----------------------------------------
                           2ndQ/04     2ndQ/03      Var.(%)    1stHalf/04    1st -Half/03      Var.(%)
                          ==================================  ========================================
Pao de Acucar               127,326     122,626        3.8%       125,155         121,598         2.9%
Extra                       172,782     163,958        5.4%       168,430         160,584         4.9%
CompreBem Barateiro         103,954     100,645        3.3%       101,180         101,010         0.2%
Extra Eletro                128,243     135,874       -5.6%       127,768         147,833       -13.6%
============================================================  ========================================
        CBD                 141,242     134,019        5.4%       137,623         132,660         3.7%
------------------------------------------------------------  ----------------------------------------

*Information referring to sales area, employees and checkouts were calculated based on average amounts proportional to the period during which the stores were open.

The productivity indexes, above mentioned, don't reflect stores operations under Sendas and Bon Marche banners, which were incorporated on February 1, 2004.

                               [GRAPHIC OMITTED]

2Q04 Results Conference Call

CBD will promote 2Q04 earnings release conference calls on Wednesday, July 29, 2004.

Local Conference Call:
At 12:00 am (Brazilian time). To register, please call (55 11) 2101-0099 a few minutes prior to the beginning of the conference call. Replay will be available after the end of the call on (55-11) 2101-1490.

International Conference Call:
At 10:30 am (Brazilian time); 9:30 am (ET USA). To register, please call (+1
973) 935-2401 a few minutes prior to the beginning of the conference call (code: 4961391).
Live webcast available at CBD's website: www.cbd-ri.com.br/eng.
Replay will be available after the end of the call on (+1 973) 341-3080 (code: 4961391).


COMPANHIA BRASILEIRA DE DISTRIBUICAO                   MZ Consult
Fernando Tracanella                                    Tereza Kaneta
Investor Relations Director                            Phone: 55 (11) 5509 3772
Daniela Sabbag                                         E-mail: tereza.kaneta@mz-ir.com
Coordinator                                                    -----------------------
Phone: 55 (11) 3886 0421 Fax: 55 (11) 3884 2677
Email: cbd.ri@paodeacucar.com.br
       -------------------------
                      Website: http://www.cbd-ri.com.br/eng

Statements included in this report regarding the Company's business outlooks, the previews on operating and financial results, and referring to the Company's growth potential are merely projections and were based on Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economic performance, on the industry and on international markets, and are therefore subject to change.

                                                                             -11